UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2009 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				972,112,700		63.3325	31.6662
Non-Voting Shares				42,789,900		2.7877	1.3938
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Inplit	9-Jun	952,670,446
Common Shares		Total		952,670,446
Common Shares		Split	9-Jun	952,670,446
Common Shares		Total		952,670,446
Non-Voting Shares		Inplit	9-Jun	41,934,102
Non-Voting Shares		Total		41,934,102
Non-Voting Shares		Split	9-Jun	41,934,102
Non-Voting Shares		Total		41,934,102
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				972,112,700		63.3325	31.6662
Non-Voting Shares				42,789,900		2.7877	1.3938

Controller's=Controlador

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2009 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				10,775,450		0.7020	0.3510
Non-Voting Shares				15,034,050		0.9794	0.4897
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	2-Jun	750	24.80	R$ 18,600.00
Common Shares		Total		750		R$ 18,600.00
Common Shares		Inplit	9-Jun	226,331
Common Shares		Total		226,331
Common Shares		Split	9-Jun	226,281
Common Shares		Total		226,281
Non-Voting Shares		Buy	12-Jun	95	30.63	R$ 2,909.85
Non-Voting Shares		Buy	12-Jun	100	29.95	R$ 2,995.00
Non-Voting Shares		Total		195		R$ 5,904.85
Non-Voting Shares		Sell	2-Jun	50	30.50	R$ 1,525.00
Non-Voting Shares		Sell	2-Jun	500	30.53	R$ 15,265.00
Non-Voting Shares		Sell	2-Jun	100	30.54	R$ 3,054.00
Non-Voting Shares		Total		650		R$ 19,844.00
Non-Voting Shares		Inplit	9-Jun	7,742
Non-Voting Shares		Total		7,742
Non-Voting Shares		Split	9-Jun	7,742
Non-Voting Shares		Total		7,742
Common Shares	Banco Bradesco S.A.	Inplit	9-Jun	10,334,345
Common Shares		Total		10,334,345
Common Shares		Split	9-Jun	10,334,345
Common Shares		Total		10,334,345
Non-Voting Shares		Inplit	9-Jun	14,724,990
Non-Voting Shares		Total		14,724,990
Non-Voting Shares		Split	9-Jun	14,724,990
Non-Voting Shares		Total		14,724,990
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				10,776,150		0.7020	0.3510
Non-Voting Shares				15,033,595		0.9794	0.4897

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
Same type of Shares	Total
Common Shares	6	0.0624	0.0624
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
Same type of Shares	Total
Common Shares	6	0.0624	0.0624
Non-Voting Shares	0	0.0000	0.0000

Board of Directors=Cons.Adm

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2009 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				767,168		0.0499	0.0249
Non-Voting Shares				1,889,827		0.1231	0.0615
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	1-Jun	6	24.99	R$ 149.94
Common Shares		Buy	1-Jun	10	25.00	R$ 250.00
Common Shares		Buy	1-Jun	44	25.30	R$ 1,113.20
Common Shares		Buy	2-Jun	32	24.93	R$ 797.76
Common Shares		Buy	8-Jun	34	24.12	R$ 820.08
Common Shares		Total		126		R$ 3,130.98
Common Shares		Inplit	9-Jun	107,118
Common Shares		Total		107,118
Common Shares		Split	9-Jun	107,114
Common Shares		Total		107,114
Non-Voting Shares		Buy	1-Jun	43	30.82	R$ 1,325.26
Non-Voting Shares		Buy	1-Jun	23	30.62	R$ 704.26
Non-Voting Shares		Buy	3-Jun	600	28.93	R$ 17,358.00
Non-Voting Shares		Buy	3-Jun	400	28.94	R$ 11,576.00
Non-Voting Shares		Buy	4-Jun	12	29.70	R$ 356.40
Non-Voting Shares		Buy	4-Jun	20	29.79	R$ 595.80
Non-Voting Shares		Buy	4-Jun	32	29.95	R$ 958.40
Non-Voting Shares		Buy	5-Jun	32	30.24	R$ 967.68
Non-Voting Shares		Buy	8-Jun	47	29.60	R$ 1,391.20
Non-Voting Shares		Buy	26-Jun	1	29.12	R$ 29.12
Non-Voting Shares		Total		1,210		R$ 35,262.12
Non-Voting Shares		Sell	1-Jun	1,700	30.97	R$ 52,649.00
Non-Voting Shares		Sell	1-Jun	1,300	30.98	R$ 40,274.00
Non-Voting Shares		Sell	1-Jun	1,300	31.00	R$ 40,300.00
Non-Voting Shares		Sell	1-Jun	4,400	31.01	R$ 136,444.00
Non-Voting Shares		Sell	1-Jun	1,500	31.02	R$ 46,530.00
Non-Voting Shares		Sell	1-Jun	3,000	31.05	R$ 93,150.00
Non-Voting Shares		Sell	1-Jun	2,900	31.08	R$ 90,132.00
Non-Voting Shares		Sell	1-Jun	5,000	31.10	R$ 155,500.00
Non-Voting Shares		Total		21,100		R$ 654,979.00
Non-Voting Shares		Inplit	9-Jun	389,857
Non-Voting Shares		Total		389,857
Non-Voting Shares		Split	9-Jun	389,795
Non-Voting Shares		Total		389,795
Common Shares	Banco Bradesco S.A.	Inplit	9-Jun	643,171
Common Shares		Total		643,171
Common Shares		Split	9-Jun	643,125
Common Shares		Total		643,125
Non-Voting Shares		Inplit	9-Jun	1,476,553
Non-Voting Shares		Total		1,476,553
Non-Voting Shares		Split	9-Jun	1,476,517
Non-Voting Shares		Total		1,476,517
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				765,550		0.0498	0.0249
Non-Voting Shares				1,905,401		0.1241	0.0620

Note:
Member that left the Banco Bradesco S.A. Milton Almicar Silva Vargas Maria Dulcinéia da Silva Vargas - Wife of Mr. Milton Almicar Silva Vargas

Note:
New members who belong to the Board of Executive Officers Antônio de Jesus Mendes Julio Alves Marques Antônio José da Barbara Octávio de Lazari Júnior

Board Exec.Officers=Dir.Exec

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2009 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				8,266		0.0005	0.0002
Non-Voting Shares				150,309		0.0097	0.0048
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	8-Jun	34	24.15	R$ 821.10
Common Shares		Total		34		R$ 821.10
Common Shares		Inplit	9-Jun	7,007
Common Shares		Total		7,007
Common Shares		Split	9-Jun	7,007
Common Shares		Total		7,007
Non-Voting Shares		Buy	8-Jun	4	29.59	R$ 118.36
Non-Voting Shares		Total		4		R$ 118.36
Non-Voting Shares		Sell	1-Jun	600	30.70	R$ 18,420.00
Non-Voting Shares		Sell	17-Jun	3,600	29.20	R$ 105,120.00
Non-Voting Shares		Total		4,200		R$ 123,540.00
Non-Voting Shares		Inplit	9-Jun	88,494
Non-Voting Shares		Total		88,494
Non-Voting Shares		Split	9-Jun	88,494
Non-Voting Shares		Total		88,494
Common Shares	Banco Bradesco S.A.	Inplit	9-Jun	1,127
Common Shares		Total		1,127
Common Shares		Split	9-Jun	1,127
Common Shares		Total		1,127
Non-Voting Shares		Inplit	9-Jun	58,225
Non-Voting Shares		Total		58,225
Non-Voting Shares		Split	9-Jun	58,212
Non-Voting Shares		Total		58,212
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				8,300		0.0005	0.0002
Non-Voting Shares				146,100		0.0095	0.0047

Audit Committee=Cons.Fiscal

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2009 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				68		0.0000	0.0000
Non-Voting Shares				4,818		0.0003	0.0001
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Inplit	9-Jun	67
Common Shares		Total		67
Common Shares		Split	9-Jun	49
Common Shares		Total		49
Non-Voting Shares		Inplit	9-Jun	4,722
Non-Voting Shares		Total		4,722
Non-Voting Shares		Split	9-Jun	4,704
Non-Voting Shares		Total		4,704
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				50		0.0000	0.0000
Non-Voting Shares				4,800		0.0003	0.0001

Technical and Advisory Ag

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.